EXHIBIT 4.2

NONQUALIFIED STOCK OPTION AGREEMENT
UNDER
INSIGNIA SYSTEMS, INC. 2003 INCENTIVE
STOCK OPTION PLAN

        THIS AGREEMENT is made and entered into, effective February 1, 2006 (the “Effective Date”), by and between Gary L. Vars (“Optionee”), and Insignia Systems, Inc. (the “Company”).

Recitals

        The Compensation Committee of the Board of Directors of the Company has granted a non qualified option to Optionee as of February 1, 2006 (the “Date of Grant”), to purchase 75,000 shares of the Company’s common stock, par value $.01 per share, pursuant to the 2003 Incentive Stock Option Plan (the “Plan”), and Optionee desires to acquire said option and the parties hereto desire to enter into an agreement as required by the Plan.

Agreement

        1.       Grant of Option.   The Company irrevocably grants to Optionee, in connection with execution of the Consulting Agreement, the right and option (the “Option”) to purchase all or any part of the aggregate of 75,000 shares of the Company’s common stock with an exercise price equal to the closing price on February 1, 2006 upon the terms and conditions set forth herein and subject to the terms and conditions of the Plan.

        2.       Option Period.   The Option shall continue for a period of three years from the Date of Grant and, unless sooner terminated as provided herein, shall expire at the end of said period.

        3.       Option Exercise.   The Option shall vest on February 1, 2006 and the Option may be exercised in whole or in part. The Option shall become immediately exercisable in full in the event the Company is acquired by merger, purchase of all or substantially all of the Company’s assets, or purchase of a majority of the outstanding stock by a single party or a group acting in concert.

        4.       Option Termination.

(a)	The Option shall terminate automatically in the event the Consulting Agreement is terminated for cause, as defined in the Consulting Agreement between Optionee and the Company.

(b)	Upon the death of Optionee, his personal representative shall be entitled to exercise the Option for a period of six months after Optionee’s death, to the extent Optionee was entitled to exercise the Option at his death. At the end of the six-month period, the Option shall lapse to the extent not exercised.

(c)	Notwithstanding any other provisions herein, in no event shall the Option, or portion thereof, be exercisable subsequent to the date of expiration of the Option term.

        5.       Rights of Optionee.   The Optionee shall not have the rights of a stockholder with respect to the shares of the stock subject to this option until issuance of shares to him pursuant to exercise of the Option.

        6.       Non-Transferability of Option.   The Option shall not be transferable by Optionee other than by will or by the laws of descent and distribution, and then only subject to the provisions of paragraph 4(b) above. During Optionee’s lifetime, the option shall be exercisable only by him.

        7.       Manner of Exercise.   Exercise of the Option, or any part thereof, shall be made by written notice given by Optionee to the Company, specifying the number of shares to be purchased, accompanied by payment of the purchase price in cash or in the form of common stock of the Company of equivalent value.

        8.       Plan Governs.   The provisions of the Plan, including Section 3 of the Plan providing for interpretation and construction of the Plan, shall extend to and be binding upon the parties and any persons succeeding to the rights of the parties.

INSIGNIA SYSTEMS, INC.

By:	/s/ Scott Drill
Its: CEO

/s/ Gary Vars
Gary Vars